

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

May 11, 2017

<u>Via E-mail</u>
Axel Merk
President and Chief Investment Officer
VanEck Merk Gold Trust
Merk Investments LLC, Sponsor
44 Montgomery St, #3730
San Francisco, California 94104

  **Re: VanEck Merk Gold Trust
   Registration Statement on Form S-3
   Filed May 2, 2017
   File No. 333-217600**

Dear Mr. Merk:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact me at (202)551-3585 with any questions.

       Sincerely,

       /s/ Stacie D. Gorman

       Stacie D. Gorman
       Senior Counsel
       Office of Real Estate and
       Commodities

cc: Shoshannah D. Katz, Esq. (*via e-mail*)